SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09059625

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Ludlow Street, North Tower 4th floor
(No. and Street)

Stamford,	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue,	New York,	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partner LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

PURSUIT PARTNERS, LLC

DECEMBER 31, 2008

TABLE OF CONTENTS

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Pursuit Partners, LLC

We have audited the accompanying statement of financial condition of Pursuit Partners, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pursuit Partners, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 19, 2009

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 494,104
Clearing deposit	111,692
Receivable from clearing broker	57,485
Property and equipment, net	456,878
Other assets	247,014
Total assets	$1,367,173

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$ 4,603
Accrued expenses	163,301
Deferred rent liability	104,662
Total liabilities	272,566
Members' equity	1,094,607
Total liabilities and members' equity	$1,367,173

See notes to statement of financial condition.

PURSUIT PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

1. Organization and Summary of Significant Accounting Policies

Organization

Pursuit Partners, LLC (the "Company") was established as a limited liability company in Delaware on February 7, 2001 and has its principal business office in Stamford, CT. The Company is an introducing securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company trades in fixed income securities, particularly asset backed securities in the following industry sectors: residential mortgage, manufactured housing, business loans, franchise loans, home equity loans, aircraft, and collateralized debt obligations. The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker-dealer on a fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents include money market funds readily convertible to cash. The Company maintains its cash balances in various financial institutions. The balances held in commercial banking institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At December 31, 2008, the Company had cash of $192,804 in excess of the insured amount.

Revenue Recognition

Commission income is earned from principal transactions in which there is the simultaneous purchase and sale of securities. The income represents the differential between the consideration received on the sale of the security and its purchase cost. These transactions and related revenue and expenses including clearing costs are recorded on a trade-date basis. Receivables or payables arising from securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition as a receivable or payable from the clearing broker.

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is treated as a partnership for income tax purposes; therefore, no provision for federal, state and local income taxes has been made in the accompanying financial statements. The individual members are responsible for their proportionate share of the Company's taxable income.

2. Related Party Transactions

The members of the Company are the principals of Pursuit Investment Management, LLC, an investment advisor (the "Investment Manager"). The Investment Manager has responsibility for two "Master-Feeder" structures. The "Master Funds" are Pursuit Capital Partners Master (Cayman) Ltd. and Pursuit Opportunity Fund I Master Ltd. The "Onshore Feeders" are Pursuit Capital Management Fund I LP and the Pursuit Opportunity Fund I LP. The "Offshore Feeders" are Pursuit Capital Partners (Cayman) Ltd. and Pursuit Opportunity Fund I Ltd. Pursuit Capital Management, LLC is the general partner (the "General Partner") of the two Onshore Feeders. The Investment Manager utilizes the research, financial models and other resources of the Company in selecting, purchasing and selling securities and charges commissions for purchasing and selling securities. Accordingly, the members of the Company may benefit financially from these trades. During the year ended December 31, 2008, the Company recognized commission income of $255,035 from trades executed with Pursuit Opportunity Fund I Master Ltd.

During the year ended December 31, 2008, an affiliated entity purchased equipment from the Company for $20,000, resulting in a gain on sale of $3,558.

3. Property and Equipment

Property and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets, as shown below.

Asset	Useful Life	December 31, 2008
Computer equipment	3 years	$ 243,063
Furniture	3 years	174,613
Other office equipment	3 years	110,340
Leasehold improvements	Term of lease	491,170
Less: Accumulated depreciation and amortization		(562,308)
		$ 456,878

Fully depreciated assets are carried on the books until the date of disposal. Costs for normal repairs and maintenance are expensed to operations as incurred, while major refurbishments are capitalized.

4. Commitments and Contingencies

Lease Commitment

The Company leases its facilities under a non-cancelable operating leases. The facility leases provide that the Company pay its pro rata share of the operating expenses. The lease terms expire in September 2011 and January 2012. The facility leases can be extended for one additional three-year period or five-year period, respectively, under certain conditions, as defined in the agreement. The security deposits held by the landlords are $108,580. The leases provide for free-rent periods and/or leasehold improvement allowances which have been straight-lined over the lease term. The difference between the straight-lined rent expense and the actual rental payments due are recorded in a deferred liability at December 31, 2008.

The future annual rental commitment for the facility lease and an equipment operating lease is as follows:

Year	Rental Commitment
2009	$197,230
2010	$197,961
2011	$177,828
2012	$ 13,057

Clearing Deposit

The Company's clearing agreement with Merrill Lynch requires that the Company maintain a minimum of $100,000 in cash or marketable securities in a proprietary account at the clearing organization. The balance on deposit at December 31, 2008 was $111,692.

4. Commitments and Contingencies (Continued)

Credit Risk

Credit risk arises from the potential that the counterparty to a transaction or an issuer of securities fails to perform under its contractual obligation, which could result in the Company incurring a loss. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

Counterparty Risk

Many of the markets in which the Company effects its transactions are "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Company does not have an internal credit function which evaluates the creditworthiness of its counterparties. The ability of the Company to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company.

5. Members' Equity

The Company has Class A and Class B membership interests. The Class A membership interests have voting rights proportional to their membership and ownership interests. The Class B membership interests are non-voting. All Class A and B membership interests issued after December 31, 2005 to members, employees, consultants, or other service providers are subject to vesting provisions. Membership interests vest 25 percent at the end of each year following issuance. Upon the termination of employment of an employee or a member, with or without cause, the unvested portion of the membership interests are cancelled. Upon termination of the employment of an employee or member, the Company or its assignee can repurchase any vested units at book value. As of December 31, 2008, the founding members of the Company are fully vested in all the Class A membership interests issued and outstanding. At December 31, 2008, there were no Class B membership interests issued or outstanding.

6. Recent Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Investment Manager develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Investment Manager uses judgment in determining the fair value of assets and liabilities. Determining the fair value of assets and liabilities classified as Level 3, may involve greater judgment than determining the fair value of assets and liabilities classified as Level 1 and Level 2.

As of December 31, 2008, the Company did not have any assets or liabilities that were subject to SFAS 157.

6. Recent Accounting Pronouncements (continued)

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48") was issued and is effective for non-public entities for fiscal years beginning after December 15, 2008. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity in the beginning of the year of adoption.

The Company does not expect that adoption of FIN 48 will result in a material impact on the Company's members' equity. However the Company's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

7. Net Capital Requirements

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 the Company's net capital was $390,215, which was $290,215 in excess of its minimum requirement of $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, as no customer accounts are held. Therefore the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."